FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 4, 2010

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No              X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Press release “ABN AMRO Group reports third quarter 2009 financial results”, dated 25 November 2009

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers: 333-74703, 333-81400, 333-84044, 333-127660, 333-128619, 333-128621, 333-140798, 333-145751, and 333-149577), the registration statements on Form F-3 (Registration Numbers: 333-137691, 333-104778-01 and 333-162193) and the registration statement on Form F-4 (Registration Numbers: 333-108304) of ABN AMRO Holding N.V. and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Item 1

Press Release

Amsterdam, 25 November 2009

ABN AMRO Group reports third quarter 2009 financial results

▪
ABN AMRO reports a loss for the third quarter of EUR 1,015 million, with modestly negative results for the Dutch State acquired businesses of EUR 32 million and a loss of EUR 873 million for the RBS acquired businesses.

▪	The future ABN AMRO Bank continues to show a stable performance and reports a net positive cumulative result for the first three quarters of 2009.

▪
The results of the RBS acquired businesses continue to be impacted by financial and credit market volatility and business transfers, however results in respect of the businesses that remain in the future RBS N.V. have improved, in particular in the equities and global transaction banking businesses.

▪	ABN AMRO Group is making good progress on the separation into two independent banks, the future ABN AMRO Bank N.V., owned by the Dutch State and the future RBS N.V., owned by the RBS Group.

Third quarter 2009 update
ABN AMRO Group has recorded a loss for the period of EUR 1,015 million for the third quarter 2009 increasing the year to date loss for the nine months to 30 September 2009 to EUR 3,662 million.

The Group's third quarter 2009 loss from continuing operations has decreased compared to the second quarter 2009, following an increase in operating income combined with lower operating expenses and lower loan impairments. This reflects the continued recovery of the financial markets in the third quarter and current signs of a stabilisation of the economic climate. The Group's loss from continuing operations for the quarter comprises a loss of EUR 873 million attributable to the Royal Bank of Scotland Group plc (RBS) acquired businesses, a loss of EUR 32 million attributable to the Dutch State acquired businesses and a loss of EUR 111 million attributable to the Group's Central Items, including the limited positive results allocated to Santander’s remaining interest in ABN AMRO.

The Group's year to date loss from continuing operations amounted to EUR 3,762 million. The results were slightly positive for the Dutch State acquired businesses at EUR 45 million. A loss of EUR 3,636 million was attributable to the RBS acquired businesses and a loss of EUR 171 million to Central Items, including a gain for Santander’s remaining interest in ABN AMRO.

An overview of the results and financial position of the Dutch State acquired businesses is included in Appendix I, an overview of the results and financial position of the RBS acquired businesses is included in Appendix II and a summary of the Group results and financial position is included in Appendix III of this release. Due to the transfer of certain assets to RBS plc and new business now being written in RBS plc for activities that are discontinued in the RBS acquired businesses, the results of this segment are not representative of the business that will remain after separation. For further information regarding the results of the RBS Group, please refer to the RBS Press Release published on 6 November 2009 available on the RBS Group website (www.RBS.com).

Capital, liquidity and funding
ABN AMRO Group continues to be well funded and capitalised. At 30 September 2009, the Group’s tier 1 ratio was 15.1% (31 December 2008: 10.9%) and the total capital ratio was 20.2% (31 December 2008: 14.4%). The increase in capital ratios reflects a reduction in risk weighted assets in the first nine months of this year, a EUR 3 billion capital injection by RFS Holdings B.V., the issue of a EUR 800 million Mandatory Convertible Tier-1 Security that was acquired by the Ministry of Finance and a Credit Default Swap transacted with the Ministry of Finance through which ABN AMRO Bank N.V. has purchased credit protection on a EUR 34.5 billion portfolio of own originated residential mortgages.

The Dutch Central Bank informed ABN AMRO that a decision on the regulatory approval of a capital repatriation for the benefit of Santander can only be made after completion of the capital actions in preparation for the legal separation and in conjunction with the overall capital plan stipulated within the governance of ABN AMRO Group and agreed between Consortium Members.

ABN AMRO capital ratios continue to exceed the minimum tier 1 and total capital ratios of 9% and 12.5% respectively, as set by the Dutch Central Bank during the separation period of ABN AMRO Group, and are adequate to cover for stress scenarios. ABN AMRO Group is well funded and continues to comfortably exceed the regulatory liquidity requirements. ABN AMRO Group and its shareholders have plans in place to ensure that at legal separation each individual bank is adequately capitalised and has a sound liquidity position.

The Dutch Minister of Finance has made a proposal to the Dutch Parliament on the capitalisation of the Dutch State acquired businesses until legal separation on 19 November 2009 and the proposal includes the impact on capital of the transaction in respect of the EU Remedy agreed in a “Heads of Agreement” between the Dutch State and Deutsche Bank. The capital actions will ensure that before the date of the legal demerger the Dutch State acquired businesses are adequately capitalised.

RBS Group announced plans to accede to the UK Asset Protection Scheme (’APS’) which is expected to cover a pool of assets within the RBS acquired businesses in ABN AMRO (the future RBS N.V.). This will help to further strengthen the capital position and de-risk the earnings of the future RBS N.V. businesses. RBS Group will undertake further capital actions as agreed with regulators in preparation for the legal demerger.

Outlook
Following the bankruptcy of DSB Bank in early October 2009, ABN AMRO expects to record a provision in the fourth quarter of 2009 in relation to the deposit guarantee scheme in the Netherlands. This provision is attributable to the Dutch State acquired businesses.

Conditional upon the approval by the Dutch Parliament and the ABN AMRO board of the related agreement, the Group also expects to record a loss on the sale of part of the Dutch State acquired businesses in the Netherlands to satisfy the requirements of the European Commission (EU Remedy) in the fourth quarter of approximately EUR 800 to 900 million.

Update on separation

Update on separation activity
On 9 November 2009 ABN AMRO announced that the creditor objection period in relation to the filing with the Amsterdam Chamber of Commerce of a proposal for the legal demerger in The Netherlands and in Belgium of the majority of the Dutch State acquired activities (refer to www.abnamro.com), ended on 30 October 2009. The Amsterdam District Court has confirmed that no objections were filed. ABN AMRO can now proceed with the restructuring process to transfer Dutch State acquired businesses and activities into the newly formed entity ABN AMRO II N.V. that will initially be fully owned by ABN AMRO Holding N.V. and that will be renamed to ABN AMRO Bank N.V. following legal demerger.

The legal demerger process marks the start of the last phase of the separation process of ABN AMRO Group into the new ABN AMRO Bank N.V. and the future RBS N.V. ABN AMRO plans to complete the legal demerger as early as possible in the first quarter of 2010, which will coincide with the last major technical separation to fully enable the financial markets operations of the two separate banks within the Group. The smooth legal separation of the Dutch State acquired businesses from ABN AMRO Group remains a priority for the Managing Board and is targeted for completion approximately two months after the legal demerger. This legal separation will create two independent banks: ABN AMRO Bank N.V. owned by the Dutch State and RBS N.V. owned by RBS Group.

EU Remedy
As announced on 20 October 2009, the Dutch State and Deutsche Bank have entered into a “Heads of Agreement” outlining the principle terms and conditions for the sale to Deutsche Bank AG of the new HBU II N.V. consisting of part of the Dutch commercial clients’ activities and selected regional branch offices and IFN Nederland B.V. to comply with the European Commission’s requirements for competition and to thus enable the integration of the new ABN AMRO Bank and Fortis Bank Nederland. The agreement that is being prepared on the basis of the ”Heads of Agreement” is subject to approval by various bodies, such as the Supervisory and Managing Board of ABN AMRO Bank N.V. and the Lower House of the Dutch Parliament.

ABN AMRO estimates that the loss on the transaction will be in the range of EUR 800 to EUR 900 million, including the impact of a provision to be taken for a credit guarantee to the buyer guaranteeing 75% of the credit losses on the transferred loan portfolio of HBU II N.V. ABN AMRO expects that in the fourth quarter of 2009, after the Group’s

Managing Board and the Supervisory Board approval of the transaction and the execution of the transaction becoming highly probable, the majority of the losses on the transaction will have to be recorded. The remainder will be recorded up to the closing of the transaction, expected soon after separation of the new ABN AMRO Bank N.V. from the existing ABN AMRO Group.

ABN AMRO Group estimates the cumulative net impact on its tier 1 capital ratios on recognition of the loss on the transaction to be in the range of 50-55 basis points. This reflects the loss on sale and the initial capital requirement for the credit guarantee provided to the purchaser. The capital requirement for the credit guarantee will after closing of the transaction decrease over its life, with only a minor part remaining after the first five years.

Governance until separation
Until legal separation ABN AMRO Group will continue to be governed by the ABN AMRO Holding N.V. Managing Board and Supervisory Board and regulated on a consolidated basis with capital adequacy, liquidity measures and exposures being reported to and regulated by the Dutch Central Bank.

ABN AMRO Group’s financial results included in this press release do not include all the information and disclosures required in the annual financial statements. This press release should be read in conjunction with the Group’s Interim Financial Report for the six months ended 30 June 2009 and also the audited financial statements as part of the Annual Report as at 31 December 2008 which was prepared in accordance with ‘International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union. In preparing financial information in this press release, the same accounting policies and methods of computation are followed as were applied in the preparation of the Group’s financial statements for the year ended 31 December 2008, except, where applicable, for the impact for the adoption of the Standards and interpretations as described in the Group’s Interim Financial Report for the six months ended 30 June 2009. All amounts in this press release are unaudited. Small differences are possible in the tables due to rounding.

Certain statements in this press release are statements of future expectations and other forward-looking statements. Such statements are based on current expectations, and by their nature are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by these statements. Factors that could cause actual results to differ materially from those estimated by the forward looking statements contained in this document include, but are not limited to i) the extent and nature of future developments and continued volatility in the credit markets and their impact on the financial industry in general and ABN AMRO in particular, ii) the effect on ABN AMRO’s capital of write downs in respect of credit exposures, iii) risks related to ABN AMRO’s transition and separation process following its acquisition by the consortium consisting of The Royal Bank of Scotland Group plc (‘RBS’), the State of the Netherlands (‘Dutch State’) and Banco Santander S.A. (‘Santander’), iv) general economic conditions in the Netherlands and in other countries in which ABN AMRO has significant business activities or investments, e.g. the United Kingdom, including the impact of recessionary economic conditions on ABN AMRO's revenues, liquidity and balance sheet, v) the actions taken by governments and their agencies to support individual banks and the banking system, vi) the monetary and interest rate policies of the European Central Bank, the Board of Governors of the Federal Reserve System and other G-7 central banks, vii) inflation or deflation, viii) unanticipated turbulence in interest rates, foreign currency exchange rates, capital markets, commodity prices and equity prices, ix) changes in Dutch and foreign laws, regulations and taxes, x) changes in competition and pricing environments, xi) natural and other disasters, xii) the inability to hedge certain risks economically, xiii) the adequacy of loss reserves, xiv) technological changes, xv) changes in consumer spending and saving habits and xvi) the success of ABN AMRO in managing the risks relating to the foregoing.

The forward-looking statements made in this press release speak only as at the date of publication of this press release. ABN AMRO does not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, nor does ABN AMRO assume any responsibility to do so.

For further information, please contact

ABN AMRO Group Press Office pressrelations@nl.abnamro.com +31 20 6288900	RBS Group Investor Relations Investor.relations@rbs.com +44 207 672 1758 RBS Group Media Relations +44 131 523 4414

APPENDIX I	Financial results and position of the Dutch State acquired businesses

The following tables set out selected information relating to the Dutch State acquired businesses for the nine months ended 30 September 2009 and 2008 as well as the three months period ended 30 September 2009 and 2008 and three months period ended 30 June 2009 showing the results both under IFRS and excluding the consolidation effect of ABN AMRO’s private equity investments, which is a non-GAAP measure.

IFRS results of the Dutch State acquired businesses
EUR in millions	2009			2008

	YTD	Q3	Q2	YTD	Q3
Profit and Loss
Net interest income	2,130	681	675	2,407	787
Net fees and commissions income	921	320	302	1,023	330
Net trading income	15	(2)	(33)	141	50
Results from financial transactions	259	55	151	139	22
Share of result in equity accounted investments	64	15	49	39	(2)
Other operating income	155	53	48	196	70
Income of consolidated private equity holdings	321	96	102	-	-
Operating income	3,865	1,218	1,294	3,945	1,257
Operating expenses	2,963	997	991	2,742	931
Operating result	902	221	303	1,203	326
Loan impairments and other credit risk provisions	838	242	344	383	148
Operating profit/(loss) before taxes	64	(21)	(41)	820	178
Tax	19	11	(31)	191	43
Profit/(loss) from continuing operations	45	(32)	(10)	629	135

Private equity consolidation effect of the Dutch State acquired businesses
EUR in millions	2009			2008

	YTD	Q3	Q2	YTD	Q3
Profit and Loss
Net interest income	11	4	3	-	-
Results from financial transactions	(4)	(1)	(10)	-	-
Income of consolidated private equity holdings	(321)	(96)	(102)	-	-
Operating income	(314)	(93)	(109)	-	-
Operating expenses	(312)	(93)	(107)	-	-
Operating result	(2)	-	(2)	-	-
Loan impairments and other credit risk provisions	-	-	-	-	-
Operating profit/(loss) before taxes	(2)	-	(2)	-	-
Tax	(2)	-	(2)	-	-

Excluding consolidation effect (non-GAAP measure) of the Dutch State acquired businesses
EUR in millions	2009			2008

	YTD	Q3	Q2	YTD	Q3
Profit and Loss
Net interest income	2,141	685	678	2,407	787
Net fees and commissions income	921	320	302	1,023	330
Net trading income	15	(2)	(33)	141	50
Results from financial transactions	255	54	141	139	22
Share of result in equity accounted investments	64	15	49	39	(2)
Other operating income	155	53	48	196	70
Operating income	3,551	1,125	1,185	3,945	1,257
Operating expenses	2,651	904	884	2,742	931
Operating result	900	221	301	1,203	326
Loan impairments and other credit risk provisions	838	242	344	383	148
Operating profit/(loss) before taxes	62	(21)	(43)	820	178
Tax	17	11	(33)	191	43
Profit/(loss) from continuing operations	45	(32)	(10)	629	135

Third quarter results 2009 compared to second quarter results 2009 (based on non-GAAP measure)

Key points:
▪
Operating income has decreased by 5% to EUR 1,125 million. The third quarter 2009 was affected by lower asset and liability management results and some negative results related to the recording of the impact of reserving methodologies for the developing financial markets business of the future ABN AMRO Bank, while the second quarter 2009 benefited from results on our participations in Delta Lloyd and Equens.

▪
The recovery of the interest rates in the Dutch deposit and savings markets, as witnessed in the course of the second quarter 2009, has continued in the third quarter and contributed to slightly improved net interest income. This improvement was partly offset by additional interest expenses this quarter for the issued EUR 800 million Mandatory Convertible Tier-1 Security and the purchased credit protection for a EUR 34.5 billion portfolio of own originated residential mortgages to strengthen the capital of the Dutch State acquired businesses.

▪	Operating expenses include transition and integration costs in both quarters and have remained relatively stable.

▪
Loan impairments have decreased by EUR 102 million to EUR 242 million. The loan impairments predominantly comprise specific provisions against commercial loan portfolios. The second quarter 2009 included increased levels of incurred but not identified provisions on the basis of an assessment of the economic climate and the expected loan impairments for the year. In light of an unchanged outlook for expected loan impairments, the incurred but not identified allowance remained stable in the third quarter.

Year to date results 2009 compared to year to date results 2008 (based on non-GAAP measure)

Key points:
▪	Year to date operating income has decreased by 10% to EUR 3,551 million compared to last year, mainly due to interest margin pressure resulting in a decreased net interest income.

~~▪~~	The net fees and commissions income level has decreased following lower average Assets under Management levels compared to last year, due to lower values of investments.

▪
Operating expenses have decreased by 3% to EUR 2,651 million benefiting from cost management actions and lower personnel expenses (following decreased number of staff) partly offset by continuing transition and integration costs in 2009 and in the comparative year.

▪	Loan impairments have increased by EUR 455 million to EUR 838 million reflecting the challenging credit environment in 2009 particularly regarding the commercial loan portfolio.

Balance Sheet information

EUR in billions	Dutch State Acquired Businesses

	30 September 2009	30 June 2009	31 December 2008
Assets
Cash and balances with central banks	0.6	6.6	0.6
Financial assets held for trading	3.4	1.0	1.0
Financial investments	20.7	17.4	14.7
Loans and receivables - banks	17.9	18.8	7.5
Loans and receivables - customers	150.8	152.0	150.4
Other	9.6	9.4	9.3
Total assets	203.0	205.2	183.5

Liabilities
Financial liabilities held for trading	2.6	0.7	0.3
Due to banks	1.8	3.2	0.7
Due to customers	140.5	143.0	122.0
Issued debt securities	28.2	29.4	31.2
Other	17.8	17.5	16.4
Subordinated liabilities	5.2	4.5	5.9
Total liabilities	196.1	198.3	176.5

Allocated equity	6.9	6.9	7.0

Total allocated equity and liabilities	203.0	205.2	183.5

Risk Weighted Assets	76.8	95.0	91.7

Assets under Management	122.1	112.7	102.0

Notes:
(1)	Loan and receivables - banks includes EUR 16.4 billion (30 June 2009: EUR 13.1 billion and 31 December 2008: EUR 6.4 billion) of net intercompany receivables.
(2)	Allocated equity excludes the Dutch State’s share in the equity deficit related to the shared assets within Central Items.

Key points:
▪
Total assets and total liabilities are relatively stable quarter-on-quarter and show an 11% increase compared to 31 December 2008. The key points noted below therefore relate to year-to-date movements.

▪
Total assets increased, mainly as a result of investment in high quality debt securities for asset and liability management purposes in line with the Dutch State acquired businesses’ strategic funding plan, to improve the liquidity position and as a result of higher settlement balances as at 30 September 2009. Loans and receivables – customers has remained stable as the increase in gross balances is partly offset by increased loan provisioning.

▪
The total liabilities have increased compared to 31 December 2008 and this is mainly attributable to an increase in savings and current account balances for both consumer and commercial customers - largely in line with the Dutch savings market - and the placement of a EUR 2 billion Covered Bond. Subordinated liabilities increased due to a EUR 800 million Mandatory Convertible Tier-1 Security with the Dutch State.

▪	Assets under Management (‘AuM’) in Private Clients increased mainly as a result of the improvement in market conditions and net inflow since 31 December 2008.

▪
The reduction of risk weighted assets mainly reflects the impact of the Credit Default Swap transacted with the Dutch State through which ABN AMRO Bank N.V. has purchased credit protection on a EUR 34.5 billion portfolio of own originated residential mortgages.

▪
The Dutch Minister of Finance has made a proposal to the Dutch Parliament on the capitalisation of the Dutch State acquired businesses until legal separation on 19 November 2009 and the proposal includes the impact of a transaction in respect of the EU Remedy. The resulting capital actions are to ensure that before legal demerger, the Dutch State acquired businesses are adequately capitalised.

APPENDIX II	Financial results and position of the RBS acquired businesses

Results of the RBS acquired businesses

EUR in millions	2009			2008

	YTD	Q3	Q2	YTD	Q3
Profit and Loss
Net interest income	1,284	501	442	1,909	508
Net fee and commission income	767	241	255	1,081	495
Net trading income	671	525	645	(2,777)	(617)
Results from financial transactions	(2,169)	(626)	(1,658)	(1,855)	(1,156)
Share of result in equity accounted investments	(62)	(27)	(35)	17	3
Other operating income	(197)	(170)	(27)	46	(1)
Operating income	294	444	(378)	(1,579)	(768)
Operating expenses	3,130	934	1,248	3,902	1,368
Operating result	(2,836)	(490)	(1,626)	(5,481)	(2,136)
Loan impairment and other credit risk provisions	1,664	551	684	600	358
Operating loss before taxes	(4,500)	(1,041)	(2,310)	(6,081)	(2,494)
Tax	(864)	(168)	(475)	(1,407)	(564)
Loss from continuing operations	(3,636)	(873)	(1,835)	(4,674)	(1,930)

The financial results of the third quarter and the year to date results 2009 and the comparative periods are presented above for the first time as part of this press announcement.

The results of the RBS acquired businesses are not yet indicative of the businesses that will remain to form the basis of the future RBS N.V., post legal separation and after the disposal of the identified non-core businesses. This is due to the inclusion of some non-core activities, such as the retail and commercial businesses predominately in Asia, the impact of business and asset transfers to other parts of the RBS Group and the continued integration activities, including right-sizing and operating model initiatives that lead to costs now to bring savings in future.

Third quarter results 2009 compared to second quarter results 2009

Key points:
▪	Total income is now positive at EUR 444 million, improving from a negative income of EUR 378 million in the second quarter.

▪
Net interest income improved by 13% to EUR 501 million reflecting the recovery of interest margins in the financial markets which has been witnessed since the second quarter of 2009. Net interest income also continued to be affected in second quarter of 2009 by the transfers of balances to RBS, that were not repeated at the same levels in the third quarter.

▪
Non-interest income in the third quarter benefited from substantially lower losses on the fair valuation of own debt, lower losses on the sale of credit portfolios to RBS, gains on the allocation of a remaining Group ALM portfolio to the RBS acquired businesses and lower losses on the credit default swap hedge portfolio used to hedge the loan book.

▪	Other operating expenses decreased mainly as a result of the continuing reduction in personnel costs and general administrative costs as business activities have been transferred to RBS.

▪
Loan impairment provisions have decreased by EUR 133 million to EUR 551 million. The loan impairments comprise of provisions predominantly against commercial loan portfolios but also consumer and bank loans. The second quarter included higher specific provisions against corporate loans in comparison to the third quarter.

Year to date results 2009 compared to year to date results 2008

Key points:
▪	Total income is now positive at EUR 294 million and improved from negative income of EUR 1,579 million.

▪
Net interest income decreased by EUR 625 million to EUR 1,284 million reflecting the de-leveraging of the balance sheet following sales and transfers to other parts of the RBS Group and interest margin pressures from an increase in the funding and liquidity costs over the period. In addition the transfer of businesses such as conduits to RBS Group has impacted net interest income.

▪	Net fee and commission income decreased by EUR 314 million to EUR 767 million mainly as a result of lower brokerage fees due to business transfers and reduced market activity.

▪
Trading income benefited from lower credit valuation adjustments against monolines (EUR 1,205 million compared to EUR 2,124 million in the same period in 2008), lower write downs in collateralised debt obligations (EUR 211 million compared to EUR 1,089 million in the same period in 2008), and an increase in the equities business. Trading income also benefited from lower credit losses on trading counterparties, which amounted to EUR 20 million for the current period compared to losses in the comparative period in 2008 of EUR 553 million, for the majority relating to losses on Lehman Brothers.

▪
The monoline exposure and collateralised debt obligations (‘CDOs’) are now essentially transferred to RBS plc and will thus not form part of the ongoing activities of the future RBS N.V. The equities business, with the exception of the US equities business, however, will remain a core business of the future RBS N.V.

▪
Results from financial transactions decreased by EUR 314 million to a loss of EUR 2,169 million. This is mainly attributable to fair value losses on a portfolio of credit default swaps used to hedge the loan book of EUR 1,100 million following the tightening of credit spreads as compared to a small profit on the hedge book of EUR 70 million in the comparative 2008 period. The general tightening of credit spreads also resulted in fair value losses on own debt designated at fair value attributable to changes in ABN AMRO’s own credit spreads in 2009 compared to a significant gain in 2008. This has been partially offset by comparatively lower losses of EUR 224 million on the sale of credit portfolios to RBS in 2009, compared to losses of EUR 1,609 million in the same period in 2008.

▪
The share of results in equity accounted investments decreased by EUR 79 million to a loss of EUR 62 million due to the impairment of an investment in an infrastructure investment in the first half of 2009.

▪	Other operating income decreased by EUR 243 million to a loss of EUR 197 million primarily relating to the disposal of our Asian retail and commercial businesses.

▪
Operating expenses decreased by EUR 772 million, or 20%, mainly as a result of lower personnel costs due to a decrease in staff numbers and reduced remuneration levels. Operating expenses for 2009 also reflect the impairment of goodwill relating to the disposal of our Asian businesses of EUR 194 million.

▪	Loan impairment provisions have significantly increased by EUR 1,064 million to EUR 1,664 million reflecting the 2009 adverse economic conditions and the challenging credit environment.

Balance Sheet information

EUR in billions	RBS Acquired Businesses

	30 September 2009	30 June 2009	31 December 2008
Assets
Cash and balances with central banks	14.5	12.2	5.3
Financial assets held for trading	91.9	100.2	211.7
Financial investments	54.9	55.9	52.0
Loans and receivables – banks	46.2	39.0	66.4
Loans and receivables – customers	79.5	98.7	119.8
Other	18.0	15.5	23.0
Total assets	305.0	321.5	478.2

Liabilities
Financial liabilities held for trading	77.7	79.3	191.8
Due to banks	74.2	75.4	95.0
Due to customers	54.8	69.5	87.0
Issued debt securities	70.7	72.7	79.4
Other	15.0	11.7	11.4
Subordinated liabilities	7.5	7.7	7.6
Total liabilities	299.9	316.3	472.2

Allocated equity	5.1	5.2	6.0

Total allocated equity and liabilities	305.0	321.5	478.2

Risk-weighted assets	51.6	53.2	80.4

Notes:
(1)	Allocated equity excludes the RBS share in the equity deficit in the shared assets within the Central Items.

Key points:
▪	Total assets and total liabilities of the RBS acquired businesses have reduced significantly mainly due to the continued transfer of businesses and activity to the RBS Group.

▪	Trading assets and liabilities reduced by EUR 120 billion and EUR 114 billion respectively due to novations and a tightening of credit spreads of own debt.

▪
Loans have reduced by EUR 42 billion due to maturing loans, transfers to RBS including conduits, and the reclassification of EUR 4 billion of loans from our Asian retail and commercial businesses to held for sale.

▪
The funding and liquidity position of the RBS acquired businesses (the future ‘RBS N.V.’) remains strong. The decrease in risk weighted assets principally reflects the impact of assets transfers over the period.

RBS announced plans to accede to the UK Asset Protection Scheme (’APS’) which is expected to cover a pool of assets in the future RBS N.V. This will help to further strengthen the capital position and de-risk the future earnings of the future RBS N.V. businesses. The APS and capital issuance plans agreed by the UK government will significantly strengthen the RBS Group capital base ensuring the future RBS N.V. will be part of a strong group. The future independent RBS N.V. will to continue to comply with Dutch Central Bank minimum liquidity and solvency requirements.

For further information regarding the results of RBS Group please refer to the RBS results for the nine months ended 30 September 2009 published on 6 November 2009 (www.RBS.com).

APPENDIX III	Financial results and position of the Group

The following tables set out selected information relating to the ABN AMRO Group for the nine-months ended 30 September 2009 and 2008 as well as the three months period ended 30 September 2009 and 2008 and three months period ended 30 June 2009 showing the results both under IFRS and excluding the consolidation effect of ABN AMRO’s private equity investments, which is a non-GAAP measure.

IFRS results of ABN AMRO Group
EUR in millions	2009			2008

	YTD	Q3	Q2	YTD	Q3
Profit and Loss
Net interest income	3,369	1,043	1,118	4,229	1,583
Net fees and commissions income	1,689	599	558	2,068	702
Net trading income	693	524	608	(3,041)	(759)
Results from financial transactions	(2,132)	(618)	(1,546)	(1,701)	(998)
Share of result in equity accounted investments	35	8	10	102	18
Other operating income	37	(118)	69	252	61
Income from consolidated PE holdings	342	102	109	1,583	550
Operating income	4,033	1,539	926	3,492	1,157
Operating expenses	6,261	1,985	2,302	8,551	2,927
Operating result	(2,228)	(446)	(1,376)	(5,059)	(1,770)
Loan impairments and other credit risk provisions	2,502	793	1,028	986	507
Operating loss before taxes	(4,730)	(1,239)	(2,404)	(6,045)	(2,277)
Tax	(968)	(223)	(547)	(1,357)	(449)
Loss from continuing operations	(3,762)	(1,016)	(1,857)	(4,688)	(1,828)
Profit from discontinued operations net of tax	100	1	96	16,456	10,711
Profit/(loss) for the period	(3,662)	(1,015)	(1,761)	11,768	8,883

Private equity consolidation effect
EUR in millions	2009			2008

	YTD	Q3	Q2	YTD	Q3
Profit and Loss
Net interest income	11	3	4	40	13
Results from financial transactions	(4)	(38)	(13)	32	10
Other operating income	-	-	-	-	-
Income from consolidated PE holdings	(342)	(102)	(109)	(1,583)	(550)
Operating income	(335)	(98)	(118)	(1,511)	(527)
Operating expenses	(330)	(97)	(114)	(1,501)	(523)
Operating result	5	(1)	(4)	(10)	(4)
Operating loss before taxes	(5)	(1)	(4)	(10)	(4)
Tax	(5)	(1)	(4)	(10)	(4)

Excluding consolidation effect (non-GAAP measure) results for ABN AMRO Group
EUR in millions	2009			2008

	YTD	Q3	Q2	YTD	Q3
Profit and Loss
Net interest income	3,380	1,046	1,122	4,269	1,596
Net fees and commissions income	1,689	561	558	2,068	702
Net trading income	693	524	608	(3,041)	(759)
Results from financial transactions	(2,136)	(580)	(1,559)	(1,669)	(988)
Share of result in equity accounted investments	35	8	10	102	18
Other operating income	37	(118)	69	252	61
Income from consolidated PE holdings	-	-	-	-	-
Operating income	3,698	1,441	808	1,981	630
Operating expenses	5,931	1,888	2,188	7,050	2,404
Operating result	(2,233)	(447)	(1,380)	(5,069)	(1,774)
Loan impairments and other credit risk provisions	2,502	793	1,028	986	507
Operating loss before taxes	(4,735)	(1,240)	(2,408)	(6,055)	(2,281)
Tax	(973)	(224)	(551)	(1,367)	(453)
Loss from continuing operations	(3,762)	(1,016)	(1,857)	(4,688)	(1,828)
Profit from discontinued operations net of tax	100	1	96	16,456	10,711
Profit/(loss) for the period	(3,662)	(1,015)	(1,761)	11,768	8,883

The Group's third quarter 2009 results from continuing operations have improved compared to the second quarter 2009 as discussed in appendices I and II.

A gain of EUR 96 million attributable to Banco Santander S.A. (Santander’s) remaining acquired businesses in ABN AMRO Group was reported as profit from discontinued operations net of tax in the second quarter. The 2008 profit from discontinued operations net of tax includes the gains on sale of Asset Management, Banca Antonveneta and Brazil.

A loss resulted for the remaining Shared Assets, reflecting the continued winding down of the Shared Assets and allocations of remaining Group ALM portfolios to the Consortium Members’ acquired businesses.

Balance Sheet information

EUR in billions	Group

	30 September 2009	30 June 2009	31 December 2008
Assets
Cash and balances with central banks	15.1	18.9	5.9
Financial assets held for trading	95.3	101.2	212.7
Financial investments	75.7	71.4	67.1
Loans and receivables - banks	55.6	52.8	75.6
Loans and receivables - customers	230.5	246.9	270.5
Other	28.6	32.0	35.0
Total assets	500.8	523.2	666.8

Liabilities
Financial liabilities held for trading	80.3	80.0	192.1
Due to banks	63.8	68.8	94.6
Due to customers	195.3	204.0	209.0
Issued debt securities	98.9	102.1	111.3
Other	33.6	39.9	29.2
Subordinated liabilities	12.8	12.2	13.5
Total liabilities	484.7	507.0	649.7

Total equity	16.1	16.2	17.1

Total equity and liabilities	500.8	523.2	666.8

RWA	130.8	150.9	176.0

BIS ratio (percentages)
Core tier 1	13.09	11.94	10.10
Tier 1	15.06	13.31	10.88
Total BIS ratio	20.17	17.93	14.43

The decrease of the Group’s total assets of EUR 22.4 billion, or 4%, during the third quarter, principally reflects the transfers of certain assets and activities from the ABN AMRO Group to RBS, reducing the risk profile of the Group and supporting the implementation of the strategy for the future RBS N.V.

The Group’s capital ratios have continued to be well above the required capital ratios during transition. ABN AMRO Group and its shareholders have plans in place to ensure that at legal separation each separate bank is adequately capitalized and capital relating to the Santander acquired businesses, net of an allocation of capital to the remaining shared assets, has been repatriated to Santander.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date:	4 February 2010	By:	/s/ David Cole
			Name:	David Cole
			Title:	Chief Financial Officer

By:	/s/ Petri Hofsté
	Name:	Petri Hofsté
	Title:	Group Controller & Deputy Chief Financial Officer